Exhibit 4.3

AMENDMENT TO

RIGHTS AGREEMENT

This AMENDMENT TO RIGHTS AGREEMENT (this “Amendment”), is entered into as of June 30, 2010, between Extreme Networks, Inc., a Delaware Company (the “Company”), and Mellon Investor Services LLC (operating with the service name BNY Mellon Shareowner Services), as Rights Agent (the “Rights Agent”).

RECITALS

A. The Board of Directors of the Company (the “Board”) authorized and declared a dividend of one right (a “Right”) for each share of Common Stock of the Company outstanding on May 14, 2001, and authorized the issuance of one Right with respect to each share of Common Stock that has become outstanding since May 14, 2001, each Right initially representing the right to purchase one one-thousandth of a share of Series A Preferred Stock of the Company.

B. The Company and the Rights Agent are parties to that certain Rights Agreement dated as of April 27, 2001 (the “Rights Agreement”).

C. The Company has generated net operating loss carryforwards for United States federal income tax purposes, and such net operating loss carryforwards may potentially provide significant tax benefits to the Company.

D. The Company desires to avoid an “ownership change” as contemplated by Section 382 of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder, which could detrimentally impact the ability of the Company to realize tax benefits associated with the net operating loss carryforwards.

E. The Company desires to amend the Rights Agreement pursuant to the terms of this Amendment.

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereto agree as follows:

Section 1. The language contained in Section 1(a) of the Rights Agreement is deleted in its entirety and restated as follows:

“Acquiring Person” shall mean any Person other than any Related Person or any Exempt Person who or which, together with all Affiliates and Associates of such Person, without the prior approval of the Board of Directors, shall be the Beneficial Owner of 4.95% or more of the outstanding Common Stock; provided however, that no Person shall become an “Acquiring Person” solely as a result of an Exempt Transaction. Notwithstanding the foregoing, if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph (a), has become such inadvertently (including, without limitation, because (i) such Person was unaware that it beneficially owned a percentage of Common Stock that would otherwise cause such Person to be an “Acquiring Person” or (ii) such Person was aware of the extent of its Beneficial Ownership but had no actual knowledge of the consequences of such Beneficial Ownership under this Rights Agreement) and without any intention of changing or influencing control of the Company, such inadvertent acquisition did not result in the loss or impairment of Tax Benefits, and such Person divests as promptly as practicable a sufficient number of shares of Common Stock so that such Person would no longer be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph (a), then such Person shall not be deemed to be or to have become an “Acquiring Person” for any purposes of this Rights Agreement.

Section 2. The language contained in Section 1(b) of the Rights Agreement is deleted in its entirety and restated as follows:

“Affiliate” and “Associate” shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (“Exchange Act”), as in effect on the date of this Rights Agreement, and to the extent not included within the foregoing, shall also include with respect to any Person, any other Person whose Common Stock would be deemed to be constructively owned by such first Person, owned by a single “entity” as defined in Section 1.382-3(a)(1) of the Treasury Regulations, or otherwise aggregated with Common Stock owned by such first Person, pursuant to the provisions of the Code, or any successor or replacement provision, and the Treasury Regulations thereunder.

Section 3. The language contained in Section 1(c) of the Rights Agreement is deleted in its entirety and restated as follows:

A Person shall be deemed the “Beneficial Owner” of any securities

(i) which such Person or any of such Person’s Affiliates or Associates beneficially owns, directly or indirectly;

(ii) which such Person or any of such Person’s Affiliates or Associates, directly or indirectly, has (A) the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding (other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities), whether or not in writing, or upon the exercise of conversion rights, exchange rights, rights (other than the Rights), warrants or options, or otherwise; provided, however, that a Person shall not be deemed the “Beneficial Owner” of, or to “beneficially own,” securities tendered pursuant to a tender or exchange offer made by such Person or any of such Person’s Affiliates or Associates until such tendered securities are accepted for purchase or exchange; or (B) the right to vote or dispose of or has “beneficial ownership” of (as determined pursuant to Rule 13d-3 of the General Rules and Regulations under the Exchange Act, or any comparable or successor rule), including pursuant to any agreement, arrangement or understanding (whether or not in writing); provided, however, that a Person shall not be deemed the “Beneficial Owner” of, or to “beneficially own,” any securities if the agreement, arrangement or understanding to vote such security (1) arises solely from a revocable proxy or consent given in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable rules and regulations of the Exchange Act and (2) is not also then reportable by such Person on Schedule 13D under the Exchange Act (or any comparable or successor report);

(iii) which are beneficially owned, directly or indirectly, by any other Person with which such Person or any of such Person’s Affiliates or Associates has any agreement, arrangement or understanding (whether or not in writing) for the purpose of acquiring, holding, voting except as described in the proviso to clause (B) of subparagraph (ii) of this Section 1(c) or disposing of any securities of the Company; or

(iv) if such Person would be deemed to constructively own securities or such securities otherwise would be aggregated with shares owned by such Person pursuant to Section 382 of the Code or any successor or replacement provision, and the Treasury Regulations thereunder;

provided, however, that no Person who is an officer, director or employee of a Related Person shall be deemed, solely by reason of such Person’s status or authority as such, to be the “Beneficial Owner” of, to have “Beneficial Ownership” of or to “beneficially own” any securities that are “beneficially owned” (as defined in this Section 1(c)), including, without limitation, in a fiduciary capacity, by a Related Person or by any other such officer, director or employee of a Related Person.

For all purposes of this Rights Agreement, any calculation of the number of shares of Common Stock outstanding at any particular time, including any calculation for purposes of determining the particular percentage of such outstanding shares of Common Stock of which any Person is the Beneficial Owner, shall be made in accordance with the last sentence of
Rule 13d-3(d)(1)(i) of the General Rules and Regulations under the Exchange Act as in effect on the date hereof.

Section 4. The language contained in Section 1(m) of the Rights Agreement is deleted in its entirety and restated as follows:

“Exempt Person” shall mean any Person who, together with all Affiliates and Associates of such Person,

(i) is the beneficial owner of securities representing 4.95% or more of the shares of Common Stock at the close of business on the Amendment Date; provided, however, that any such Person described in this clause (i) shall no longer be deemed to be an Exempt Person and shall be deemed an Acquiring Person if such Person, together with all Affiliates and Associates of such Person, becomes the beneficial owner of securities representing a percentage of Common Stock that exceeds by one-half of one percent (0.5%) or more the lowest percentage of beneficial ownership of Common Stock that such Person had at any time since the Amendment Date, except solely (x) pursuant to equity compensation awards granted to such Person by the Company or as a result of an adjustment to the number of shares of Common Stock represented by such equity compensation award pursuant to the terms thereof; (y) as a result of a redemption of shares of Common Stock by the Company; or (z) pursuant to the exercise of warrants to purchase Common Stock that are beneficially owned by such Person on the Amendment Date; or

(ii) becomes the beneficial owner of securities representing 4.95% or more of the shares of Common Stock then outstanding because of a reduction in the number of outstanding shares of Common Stock then outstanding as a result of the purchase by the Company or a Subsidiary of the Company of shares of Common Stock, provided, however, that any such Person described in this clause (ii) shall no longer be deemed to be an Exempt Person and shall be deemed an Acquiring Person if such Person, together with all Affiliates and Associates of such Person, becomes the beneficial owner, at any time after the date such Person became the beneficial owner of 4.95% or more of the then outstanding shares of Common Stock, of securities representing a percentage of Common Stock that exceeds by one-half of one percent (0.5%) or more the lowest percentage of beneficial ownership of Common Stock that such Person had at any time since the date such Person first became the beneficial owner of 4.95% or more of the then outstanding shares of Common Stock, except solely (x) pursuant to equity compensation awards granted to such Person by the Company or as a result of an adjustment to the number of shares of Common Stock represented by such equity compensation award pursuant to the terms thereof; (y) as a result of a redemption of shares of Common Stock by the Company; or (z) pursuant to the exercise of warrants to purchase Common Stock that are beneficially owned by such Person on the Amendment Date; or

(iii) who is a beneficial owner of 4.95% or more of the shares of Common Stock outstanding and whose beneficial ownership, as determined by the Board of Directors of the Company in its sole discretion, (x) would not jeopardize or endanger the availability to the Company of Tax Benefits or (y) is otherwise in the best interests of the Company, provided, however, that if a Person is an Exempt Person solely by reason of this clause (iii), then such Person shall cease to be an Exempt Person if (I) such Person ceases to beneficially own 4.95% or more of the shares of the then outstanding Common Stock, (II) after the date of such determination by the Board, such Person, together with all Affiliates and Associates of such Person, becomes the beneficial owner of securities representing a percentage of Common Stock that exceeds by one-half of one percent (0.5%) or more the lowest percentage of beneficial ownership of Common Stock that such Person had at any time since the date such Person first became the beneficial owner of 4.95% or more of the then outstanding shares of Common Stock, except solely (x) pursuant to equity compensation awards granted to such Person by the Company or as a result of an adjustment to the number of shares of Common Stock represented by such equity compensation award pursuant to the terms thereof; (y) as a result of a redemption of shares of Common Stock by the Company; or (z) pursuant to the exercise of warrants to purchase Common Stock that are beneficially owned by such Person on the Amendment Date; or (III) the Board, in its sole discretion, makes a contrary determination with respect to the effect of such Person’s beneficial ownership (together with all Affiliates and Associates of such Person) with respect to the availability to the Company of Tax Benefits.

A purchaser, assignee or transferee of the shares of Common Stock (or warrants or options exercisable for Common Stock) from an Exempt Person shall not thereby become an Exempt Person, except that a transferee from the estate of an Exempt Person who receives Common Stock as a bequest or inheritance from an Exempt Person shall be an Exempt Person so long as such Person continues to be the beneficial owner of 4.95% or more of the then outstanding shares of Common Stock.

Section 5. The language contained in Section 1(s) of the Rights Agreement is deleted in its entirety and restated as follows:

“Person” means any individual, partnership, firm, corporation, limited liability company, limited liability partnership, company, association, trust, unincorporated organization, joint venture, syndicate or group, or any group of Persons making a “coordinated acquisition” of stock or otherwise treated as an entity within the meaning of Section 1.382-3(a)(1) of the Treasury Regulations or otherwise, and shall include any successor (by merger or otherwise) of such entity.

Section 6. The language contained in Section 1(bb) of the Rights Agreement is deleted in its entirety and restated as follows:

“Stock Acquisition Date” shall mean the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such or such earlier date as a majority of the directors shall become aware of the existence of an Acquiring Person; provided, however that, if such Person is determined by the Board not to have become an Acquiring Person or that such Person is an Exempt Person, then no Stock Acquisition Date shall be deemed to have occurred.

Section 7. The following new definitions are added to Section 1 of the Rights Agreement:

(ii) “Amendment Date” means June 30, 2010.

(jj) “Code” means the Internal Revenue Code of 1986, as amended.

(kk) “Exempt Transaction” means any transaction that the Board determines, in its sole discretion, is exempt from this Agreement, which determination shall be made in the sole and absolute discretion of the Board prior to the date of such transaction or within ten Business Days after such transaction, including, without limitation, if the Board determines that (i) neither the beneficial ownership of shares of Common Stock by any Person, directly or indirectly, as a result of such transaction nor any other aspect of such transaction would jeopardize or endanger the availability to the Company of the Tax Benefits or (ii) such transaction is otherwise in the best interests of the Company. In granting an exemption under this definition, the Board may require any Person who would otherwise be an Acquiring Person to make certain representations or undertakings or to agree that any violation or attempted violation of such representations or undertakings will result in such consequences and subject to such conditions as the Board may determine in its sole discretion, including that any such violation shall result in such Person becoming an Acquiring Person.

(ll) “Tax Benefits” means the net operating loss carryforwards, capital loss carryforwards, general business credit carryforwards, alternative minimum tax credit carryforwards, foreign tax credit carryforwards, any loss or deduction attributable to a “net unrealized built-in loss” within the meaning of Section 382 of the Code, and the Treasury Regulations, of the Company or any Subsidiary of the Company.

(mm) “Treasury Regulations” means the final, temporary and proposed income tax regulations promulgated under the Code, as amended.

(nn) “Related Person” shall mean the Company or any Subsidiary of the Company, including, without limitation, in its fiduciary capacity, any employee benefit plan or employee stock plan of the Company or of any Subsidiary of the Company, or any Person, organized, appointed, established or holding Common Stock for or pursuant to the terms of any such plan or any Person funding other employee benefits for employees of the Company or any Subsidiary of the Company.

Section 8. The language contained in Section 3(a) of the Rights Agreement is deleted in its entirety and restated as follows:

Until the earlier of (i) the tenth day after the Stock Acquisition Date (or, if the tenth day after the Stock Acquisition Date occurs before the Record Date, the Close of Business on the Record Date) or (ii) the tenth business day (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) after the date of the commencement by any Person (other than a Related Person) of, or of the first public announcement of the intent of any Person (other than a Related Person) to commence (which intention to commence remains in effect for five (5) business days after such announcement), a tender or exchange offer upon the successful consummation of which such Person, together with its Affiliates and Associates, would be the Beneficial Owner of 4.95% or more of the outstanding Common Stock (irrespective of whether any shares are actually purchased pursuant to any such offer) (including any such date which is after the date of this Rights Agreement and prior to the issuance of the Rights; the earlier of such dates being herein referred to as the “Distribution Date”), (x) the Rights will be evidenced (subject to the provisions of Section 3(c) hereof) by the certificates for the Common Stock registered in the names of the holders of the Common Stock and not by separate Right Certificates, and (y) each Right will be transferable only in connection with the transfer of a share (subject to adjustment as hereinafter provided) of Common Stock. As soon as practicable after the Company has notified the Rights Agent of the occurrence of a Distribution Date, the Company will prepare and execute, the Rights Agent will mail, at the expense of the Company and if provided with all necessary information, by first-class, postage prepaid mail, to each record holder of the Common Stock as of the Close of Business on the Distribution Date, as shown by the records of the Company, to the address of such holder shown on such records, a Right certificate in substantially the form of Exhibit B hereto (“Right Certificate”) evidencing one Right for each share of Common Stock so held. As of and after the Distribution Date, the Rights will be evidenced solely by such Right Certificates. The Company shall promptly notify the Rights Agent in writing upon the occurrence of the Distribution Date and, if such notification is given orally, the Company shall confirm the same in writing on or prior to the Business Day next following. Until such notice has been received by the Rights Agent, the Rights Agent may presume conclusively for all purposes that the Distribution Date has not occurred.

Section 9. Section 9(b) of the Rights Agreement is amended by adding, immediately after the phrase “written copies of each of such announcements” the phrase “to the Rights Agent pursuant to this Section 9(b) of the Rights Agreement”.

Section 10. The language contained in Section 24(a) of the Rights Agreement is deleted in its entirety and restated as follows:

(a) The Board of Directors of the Company may, at its option, at any time after the occurrence of a Flip-In Event, exchange all or part of the then outstanding and exercisable Rights (which (i) shall not include Rights that have become null and void pursuant to the provisions of Section 11(a)(ii) and (ii) shall include, without limitation, any Rights issued after the Distribution Date in accordance with Section 22) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (such exchange ratio being hereinafter referred to as the “Exchange Ratio”). Notwithstanding the foregoing, the Board of Directors shall not be empowered to effect such exchange at any time after any Person (other than a Related Person), together with all Affiliates and Associates of such Person, becomes the Beneficial Owner of shares of Common Stock aggregating 50% or more of the shares of Common Stock then outstanding. From and after the occurrence of an event specified in Section 13(a) hereof, any Rights that theretofore have not been exchanged pursuant to this Section 24(a) shall thereafter be exercisable only in accordance with Section 13 and may not be exchanged pursuant to this Section 24(a).

Section 11. Section 25(a) of the Rights Agreement is amended by adding, immediately after the phrase “the Company shall give to” the phrase “the Rights Agent and”.

Section 12. Section 26 of the Rights Agreement is amended by replacing the addresses of Mellon Investor Services LLC with the following addresses of Mellon Investor Services LLC:

BNY Mellon Shareowner Services

520 Pike St. Suite 1220

Seattle, WA 98101

Attention: Lisa Porter

Facsimile No.: (206) 674-3059

with a copy to:

Mellon Investor Services LLC

Newport Office Center VII

480 Washington Blvd.

Jersey City, New Jersey 07310

Attention: Legal Department

Facsimile No.: (201) 680-4610

Section 13. The following new section shall be added after Section 33 of the Rights Agreement:

Section 34. Tax Benefits Review. In addition to the review and evaluation otherwise required by this Agreement, from and after the Amendment Date and for so long as the threshold for determining whether a Person, together with all Affiliates and Associates of such Person, is an Acquiring Person is 4.95%, the Board shall review the calculation for determining whether an ownership change has occurred under Section 382 of the Code once per year. The Board shall determine after such review whether the ownership structure of the Company poses an undue risk of the loss of or inability to use all or a substantial portion of the Tax Benefits. If the ownership structure of the Company no longer poses an undue risk of the loss of or the inability to use all or a substantial portion of the Tax Benefits, the Board shall consider whether maintenance of the 4.95% threshold continues to be in the best interests of the Company, its stockholders and other relevant constituencies.

Section 14. The following new section shall be added after new Section 34 of the Rights Agreement:

Section 35. Miscellaneous. (a) The Company acknowledges that the Rights Agent is subject to the customer identification program (“Customer Identification Program”) requirements under the USA PATRIOT Act and its implementing regulations, and that the Rights Agent must obtain, verify and record information that allows the Rights Agent to identify the Company. Accordingly, prior to accepting an appointment hereunder, the Rights Agent may request information from the Company that will help the Rights Agent to identify the Company, including without limitation the Company’s physical address, tax identification number, organizational documents, certificate of good standing, license to do business, or any other information that the Company deems necessary. The Company agrees that the Rights Agent cannot accept an appointment hereunder unless and until the Rights Agent verifies the Company’s identity in accordance with the Customer Identification Program requirements.

(b) The Bank of New York Mellon Corporation (“BNYM”) has adopted an incentive compensation program designed (i) to facilitate clients gaining access to and being provided with explanations about the full range of products and services offered by BNYM and its subsidiaries and (ii) to expand and develop client relationships. This program may lead to the payment of referral fees and/or bonuses to employees of BNYM or its subsidiaries who may have been involved in a referral that resulted in the execution of obtaining of products or services by the Company covered by this Rights Agreement or which may be ancillary or supplemental to such products or services. Any such referral fees or bonuses are funded solely out of fees and commissions paid by the Company under this Rights Agreement or with respect to such ancillary or supplemental products or services.

Section 15. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State; provided, however, that all provisions regarding the rights, duties and obligations of the Rights Agent shall be governed by and construed in accordance with the laws of the state of New York applicable to contracts made and to be performed entirely within such state.

Section 16. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

Section 17. If any term, provision, covenant or restriction of the Rights Agreement as amended by this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated; provided, however, that if any such excluded term, provision, covenant or restriction shall adversely affect the rights, immunities, duties or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately.

Section 18. Capitalized terms used herein but not defined shall have the meanings given to them in the Rights Agreement.

[signature page(s) follow(s)]

IN WITNESS WHEREOF, the parties to this Amendment have caused this Amendment to be duly executed as of the date first written above.

EXTREME NETWORKS, INC.

Name:	/s/ Bob L. Corey

Title:	Executive Vice President and Chief Financial Officer Acting President and Chief Executive Officer

MELLON INVESTOR SERVICES LLC

Name:	/s/ Lisa Porter

Title:	Relationship Manager